THE flowr™ MC CORPORATION

THE NATURAL SCIENCE OF CANNABIS ™

July 15, 2019

TSXV: FLWR | Expected NASDAQ: FLWR I USOTC: FLWPF



DISCLAIMER - USE OF THIS DOCUMENT IS RESTRICTED

General

This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States or Canada or in any other jurisdiction and shall not constitute an offer, solicitation or sale in any jurisdiction in which or to any person to whom such an offer, solicitation or sale would be unlawful.

The information in this presentation is intended to be a summary of certain information relating to The Flowr Corporation ("Flowr" or the "Company") as of July 12, 2019 or such other dates as indicated herein and does not purport to be a complete description of Flowr. It is provided for information purposes only and is subject to change without notice. Capitalized terms used herein that are not otherwise defined have the meanings ascribed to such terms in the amended and restated preliminary prospectus. This presentation is qualified in its entirety by reference to, and must be read in conjunction with, the information contained in the amended and restated preliminary prospectus. Prospective investors should rely only on the information contained in the amended and restated preliminary prospectus. Flowr and the Underwriters have not authorized anyone to provide investors with additional or different information. Any graphs, tables or other information demonstrating our historical performance or that of any other entity contained in the amended and restated preliminary prospectus or this presentation are intended only to illustrate past performance and are not necessarily indicative of our or such entities' future performance.

The information contained in this presentation is accurate only as of the date of this presentation or the date indicated, regardless of the time of delivery of the amended and restated preliminary prospectus or of any sale of the Offered Shares. No securities regulatory authority has expressed an opinion about the securities described herein and it is an offence to claim otherwise.

Notice regarding future-oriented financial information

To the extent any forward-looking statements in this presentation constitute "future-oriented financial information" or "financial outlooks" within the meaning of applicable Canadian securities laws, such information is being provided to demonstrate the potential benefits of the Acquisition and the Offering described herein and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking statements generally, are, without limitation, based on the reasonable assumptions of management of the Company, and subject to the risks described below under "Notice regarding forward-looking information".

Notice regarding forward-looking information

Certain statements contained in this presentation constitute "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"), which are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs. Statements concerning the Company's objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, future financial performance and condition of the Company and/or Holigen are forward-looking statements. The words "believe", "expect", "anticipate", "estimate", "intend", "may", "will", "would" and similar expressions, including the negative and grammatical variations of such expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this presentation may contain forward-looking statements attributed to third-party industry sources.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and projections that constitute forward-looking statements may not occur. Such forward-looking statements in this presentation speak only as of the date of such document. Forward-looking statements in this presentation include, but are not limited to, statements with respect to: the completion and timing of the Offering; the use of net proceeds of the Offering; the Acquisition, including but not limited to, the completion and timing thereof, synergies and/or benefits resulting from the Acquisition; and the impact of the Acquisition on Flowr's financial performance (including with respect to its growing capacity, revenues and margins); the performance of the Company's and Holigen's business and operations; the ability of the Company to integrate the business of Holigen with that of the Company; the retention of key personnel of the Company and Holigen; the Company's capital expenditure programs; the future development of the Company, its growth strategy and the timing thereof; the construction, production capacity, expected completion, as well as expected receipt and timing of regulatory and GMP licensing, as applicable, of the K1 Facility, K2 Facility, Flowr Forest and R&D facility in Kelowna and Holigen's facilities; the growth strategy of the Company; the estimated future contractual obligations of the Company; the Company's future liquidity and financial capacity including its ability to satisfy financial obligations in future periods; the supply and demand for cannabis products and services similar to the Company's and Holigen's products and services; the ability to establish and market the Company's brands within its targeted markets; cost and/or pricing of the Company's and Holigen's products; expectations regarding the Company's ability to raise capital; the Company's treatment under government regulatory and taxation regimes; and the Company's and Holigen's net sales of all or any one of their respective products.

Forward-looking statements contained in this presentation are based on management's current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. The reader is cautioned that such assumptions, although considered reasonable by the Company, may prove to be incorrect. Actual results achieved during the forecast period may vary from the information provided in this presentation or in documents incorporated by reference herein, as a result of numerous known and unknown risks and uncertainties. The Company cannot guarantee future results. Neither the Company nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this presentation, include, but are not limited to, the risk factors included under the heading "Risk Factors" in the amended and restated preliminary prospectus.

Such forward-looking statements are made as of the date of this presentation, and the Company disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable Canadian securities laws.

Actual results, performance or achievements could differ materially from those expressed in, or implied by, any forward-looking statement in this presentation, and, accordingly, investors should not place undue reliance on any such forward-looking statement. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for the Company's management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement contained in this presentation.

Notice regarding non-IFRS measures

Certain financial data included in this presentation or oral statements made in connection herewith are "non-IFRS measures". The Company believes these measures provide useful supplemental information that may assist investors in assessing an investment in the Offered Shares. Investors are cautioned that non-IFRS measures should not be considered an alternative to net earnings for the period (as determined in accordance with IFRS) as an indicator of the Company's performance, or an alternative to cash flows from operating, financing and investing activities as a measure of liquidity. The Company's method of calculating such non-IFRS measures may differ from the methods used by other issuers and, accordingly, non-IFRS measures used in relation to the Company may not be comparable to similar measures used by other issuers.

Transaction Terms

Issuer	The Flowr Corporation ("Flowr" or the "Company")
Listing / Exchange	TSX-V: FLWR / NASDAQ: FLWR (to trade following pricing)
Securities Offered	Common Shares
Offering Size	Approximately C$125 million
Over-Allotment Option	15% of the Offering Size
Offering Mix	100% primary offering
Offering Basis	Cross-border offering via short form base PREP prospectus in all provinces of Canada, except Quebec, and pursuant to MJDS, via Form F-10 in the U.S
Use of Proceeds	The Company intends to use the net proceeds from the Offering to fund (i) the cash portion of the consideration for the acquisition of Holigen (the "Acquisition"); (ii) the fees and expenses incurred in connection with the Acquisition; (iii) capital required for the construction and development of Holigen's and the Company's facilities; and (iv) working capital and general corporate purposes.
Underwriting Basis	Fully marketed offering
Lock-Up	90 days for directors, officers and certain other shareholders of the Company
Active Bookrunners	Barclays Capital, BMO Capital Markets, Credit Suisse Securities

Today's Presenters



Vinay Tolia

Chief Executive Officer

Vinay is an experienced business leader who brings a strategic perspective to Flowr to create value for investors and employees



Alex Dann

Chief Financial Officer

Alex leads all financial, audit and accounting aspects of the business, including financial reporting, planning and credit functions



Steve Klein

Chairman

Steve is involved in Flowr's overall corporate strategy, with a focus on developing new business and client relationships



Pauric Duffy

Co-Founder, CEO, Holigen

Pauric is the co-founder and sole initial private investor in Holigen. He is an experienced entrepreneur with an extensive background in construction

Why Flowr?

THE flowr CORPORATION



Expansive
Global Market



Cultivation Expertise Validated Through R&D Partnership with Hawthorne



Facilities Designed to **Maximize Yield and Profitability**



Quality Products and Premium Brands Further Drive Profitability



Infrastructure to Execute **Global Strategy** (1)


flowr

Management Team with **Aligned Interests**

1. *Subject to closing of the Acquisition.*

Significant Global Opportunity


THE flowr CORPORATION
Kelowna, Canada
Sintra, Portugal (1)
Aljustrel, Portugal (1)
Global Cannabis Market Estimated at US$150 Billion Annually (2)
Sydney, Australia (1)
Flowr Facilities
Medical and Recreational Use Legalized
Medical Use Legalized
Exploring Legalization of Medical Use
Not a Market for Flowr until Federally Legalized

1. *Subject to closing of the Acquisition.*
2. *Includes legal and illicit market; as per The United Nations Office on Drugs and Crime – 2018 estimate.*

Our Approach to the Market

Over the medium to long term, we believe that the global cannabis flower market will bifurcate into two distinct and economically sustainable strategies with a number of uneconomical strategies "stuck in the middle"



Production Focus	Target Market	The Approach
Premium Quality Indoor Cannabis Flower	• Recreational "Cannabis Connoisseurs" and medical patients • Willing to pay a premium for rich sensory experience, consistent psychoactive effects, and robust terpene profiles	• State of the art, indoor, purpose-built facilities • Environmental control and nuanced understanding of each grow room • Complementary development of concentrate products
Low-cost Cultivation at Scale for Extraction and Value-Add Refinements	• Emerging international jurisdictions that have a regulated, legal market for medical cannabis products • Demand for active pharmaceutical ingredients ("APIs") and the development of value-add products and R&D	• Low-cost, large scale greenhouse and outdoor grown cannabis extracted and processed in GMP facilities (1) • Processed cannabis to be used as an ingredient for derivative products globally • R&D focus and value-add approach via development of high quality APIs and other finished goods

We believe production stuck in the middle will lack the quality to command premium pricing and will cost too much to produce to compete on cost, resulting in a potentially unsustainable economic model

1. *Subject to closing of the Acquisition and receipt of GMP licenses.*

Flowr at a Glance

Rapidly growing cannabis company strategically positioned to be an industry leader globally

Our Foundations

- Cannabis Expertise
- Consistency and Quality
- Purpose-Built Facilities
- Culture of Innovation & R&D

Our Partners

Canadian Recreational Distribution

British Columbia, Manitoba, Nova Scotia, Alberta, Saskatchewan, Ontario

Canadian Medical Distribution

medical cannabis by SHOPPERS

Global Medical Platform [1]

HOLIGEN GLOBAL HEALTH

R&D Partnership

HAWTHORNE, Subsidiary of ScottsMiracle-Gro

The Outcome

- *Premium brand with high yields that drive profitability* ✓
- *Trusted provider at a high price point* ✓
- *Production of Pharmaceutical-grade products to capture a potentially significant global opportunity [2]* ✓
- *Cutting edge techniques and new product development including vapes, edibles and more* ✓

1. *Subject to closing of the Acquisition.*
2. *Subject to receipt of GMP licensing for cultivation facilities.*

Highly Complementary Holigen Acquisition

Following the transaction, Flowr will own 100% of Holigen via a primarily stock transaction

HOLIGEN GLOBAL HEALTH

- *Highly Complementary Acquisition* ✓
- *Addition of 7 million sq. ft. outdoor growing area with potential annual capacity of ~500,000 kg* ✓
- *GMP Designed Facilities, expected to be fully GMP-licensed* ✓
- *Government Support via Project of National Interest* ✓
- *R&D Capabilities Enabling Production and Development of APIs* ✓
- *Access to Rapidly Expanding European Medical Market* ✓
- *Local Presence in Australia to Serve as Gateway to Asia-Pacific Region [(1)]* ✓
- *Low-Cost, High Volume Production Facilities* ✓
- *Cannabis Distributor Partnership to Provide Export Pathway to 37 Countries* ✓
- *Pharma-Centric Management Team led by Pauric Duffy and Peter Comerford* ✓

1. If and when regulations permit

Portugal: Proposed Large-Scale, Low-Cost Production Manufacturing with R&D

THE flowr CORPORATION

Holigen's two Portuguese assets are expected to serve as a strategic gateway to European medical markets

Aljustrel Facility

Expected 7,000,000 sq. ft. with potential ~500,000 kg capacity

Designated as a **Project of National Interest** by Portuguese government

Cultivation license and **final GMP approval** expected in 2020

Designed to have GMP-compliant filling lines for APIs and finished goods

Processing and manufacturing facilities **strategically located** in proximity to water and power sources






HOLIGEN

Sintra Facility

Currently licensed to **cultivate, extract, import and export** medical cannabis [(1)]

Expected to have sophisticated R&D and laboratory capabilities to **bring APIs and finished goods to market**

Includes smaller indoor growing areas for **high quality cannabis**

GMP inspection expected August 2019

Mother plants already growing

Path to Joint Venture API Production

R&D → **Cultivation** → **Extraction and Processing** → **Product Development** → **Distribution and Warehousing**

1. *License for manufacturing of cannabis and derived products for medical use required to conduct full range of intended activities; expected in third quarter of 2019.*

Australia - GMP-designed Facility for Asia-Pacific Markets, once Legalized: Sydney

THE flowr CORPORATION

Holigen's asset in Australia serves as a strategic gateway to the Asia-Pacific medical cannabis market [(1)]





Strategy to **source low-cost cannabis from Portugal** to develop medical products and enhance Australian manufacturing scale

Licensed to cultivate and manufacture cannabis products [(2)]

GMP approved for labelling, secondary packaging and release for supply of medical cannabis products for therapeutic use in 2018

GMP license to manufacture therapeutic goods expected in 2020

Established Anspec distribution partnership

1. *If and when regulations permit.*
2. *Medical cannabis permit, cannabis research permit, cannabis manufacture permit and wholesale license required to conduct full range of expected activities; all permits and licenses expected by first quarter of 2020.*

Purpose-Built Facilities on a Single Campus Drive Premium Quality


R&D
Expected Completion
H2 2019
K1
Expected Completion
Q3 2019
K2
4X the Projected
Capacity of K1
Expected Completion
H2 2021-2022
HAWTHORNE
flowr
fire
Flowr Forest
Greenhouse and
Outdoor Cultivation
Expected Completion
H2 2019 (first phase)

- Once fully constructed, operational and licensed, K1 & K2 are expected to produce a maximum of **50,000 kg of premium dried flower annually**, and Flowr Forest is expected to produce up to 10,000 kg of dried flower annually, which will represent the **full infrastructure needed to execute the Canadian strategy**
- **Yields per square foot that Flowr believes exceed industry norms** – key to driving superior profitability
- Greenhouse and outdoor cultivation facilities expected **to add significant production to support additional recreational form factors** once regulated for sale

Current and Planned Infrastructure to Serve Global Markets

Global portfolio of infrastructure

Target Markets	Highlights	Facility / Location	Expected Operational Date(6)	Type	Est. Capacity (1)
 CANADA	*Premium-quality indoor product*	**K1 Facility**	Q3 2019	Indoor	10,000kg
		K2 Facility	H2 2021/2022	Indoor	40,000kg
		Flowr Forest (2)	H2 2019 (first phase)	Outdoor/Greenhouse	10,000kg
		Hawthorne R&D	H2 2019	R&D	N/A
 EUROPE (3)	*Low-cost production at significant scale*	**Sintra**	H2 2019	Indoor + R&D	1,800kg
		Aljustrel	H2 2019	Outdoor	500,000kg
 AUSTRALIA (3)	*GMP-certified (4) export gateway*	**Sydney Phase 1**	H1 2020	Indoor	1,000kg
		Sydney Phase 2	To be determined	Indoor + R&D	To be determined (5)

1. Subject to licensing, zoning and permitting. Estimated Capacity reflects the facility's potential production capacity when fully completed/built-out and operational, based on targeted yields and maximum growing capacity where applicable, and includes both dried cannabis flower and dried cannabis flower equivalents.
2. Subject to Health Canada's approval of the new site application for Flowr Forest.
3. Subject to the closing of the Acquisition.
4. For labeling, secondary packaging and release for supply. Full GMP approval expected in 2020.
5. Flowr has the option to construct Sydney - Phase 2 facility based on Phase 1 specifications.
6. The Expected Operational Date reflects the anticipated time to reach the initial phase of commercialization for each facility, which, except for the K1 Facility, will be before construction is fully completed and prior to reaching estimated capacity, as the Company constructs in stages. Other than the K1 Facility (which is expected to be fully complete/built-out and operational upon receipt of an amendment to the Company's Health Canada license for new phases by Q4 2019), Flowr expects that the construction and development of the facilities described in the table above will be completed over the course of the next two to three years. Such construction is expected to be completed in stages, with completed portions of the applicable facility becoming operational while other portions are under construction.

Three Pillars of Quality for Premium Flower



Consistent

Our products deliver the consumer and the patient a **consistent experience for each usage occasion**



Full Spectrum

Our cultivation and processing practices deliver the fullest expression of the plant's genetic potential, maximizing cannabinoids and realizing the broadest possible terpene spectrum in every product format



Clean

We **focus on producing the cleanest possible cannabis** products, with a goal of producing product without the use of irradiation

Producing Quality Cannabis at Scale Requires Expertise

Product supply shortages persist in Canada…


CLOSED
SHORTAGE!
WILL REOPEN
ARRIVE
OUT OF
PRODUCT
CLOSED TIL
NEXT WEEK'S
SHIPMENT

Flowr believes the majority of planned industry capacity in Canada is expected to come from greenhouses

Actual retail cannabis store in Regina, SK, closed due to cannabis shortage. [1]

Consistent, quality production requires expertise and exacting control of every phase:

- *Plant genetic development* ✓
- *Facility design & construction* ✓
- *Cultivation* ✓
- *Post-cultivation processing* ✓


15+
Cultivation Facilities Built by Flowr's Operations Team

1. https://www.cbc.ca/news/canada/saskatchewan/regina-recreational-cannabis-store-1.4914236.

Cultivation Expertise Validated by R&D Alliance with Hawthorne

THE flowr CORPORATION

HAWTHORNE

Subsidiary of

ScottsMiracle-Gro

A Global Leader in Gardening and Agricultural Services

NYSE: SMG

Hawthorne conducted a review of Canadian federal licence holders in search of a partner with cultivation expertise and the ability to conduct industry-leading R&D work.


HAWTHORNE

Flowr/Hawthorne R&D Facility [1]

Kelowna, British Columbia

- R&D facility dedicated to advancing cannabis cultivation techniques
- Staffed by Hawthorne and Flowr scientific personnel
- Planned 50,000 sq. ft. facility

Research Objectives

Systems

Analytics

Genetics

Products

1. Facility currently under construction; expected completion in H2 2019.

High Quality Recreational Products Command Market-Leading Pricing

THE flowr CORPORATION

We believe high quality flower will remain difficult to grow, and will continue to command premium prices



Flowr's Products Price (per gram) ~40% Above Average (1)



Market Average
Flowr Average
$10.44
~55%
$16.19
Ontario
$10.42
~25%
$12.99
Nova Scotia
$10.43
~40%
$14.59
Group Average

Mature Market Shows Support for Tiered Pricing & Premium Products (2)

Robust appetite for premium products in a mature market:

Premium Price Tier (3)



~40% of Total Volume
~56% of Total Value

1. *Based on data received from the OCS and Nova Scotia Liquor Corporation, between October 17, 2018 to June 16, 2019. Comparable sales data is not currently available from other provinces in which Flowr's products are sold.*
2. *Company estimates based on BDS Analytics' 2018 cannabis sales data in California.*
3. *Price points in excess of US$10 per gram.*

Diverse Product Portfolio to Capture Global Opportunity

THE flowr CORPORATION

Canadian Recreational Market





Focused on the "Cannabis Connoisseur"

- Values rich, sensory aromas and tastes
- Willing to pay more for quality
- Trusted source of information to family and friends – and become Flowr brand enthusiasts
- Development of new form factors, such as vapes, edibles and more

Canadian Medical Market





Focused on creating a consistent and trusted brand

Produced with the highest level of attention and care

Intended to deliver a consistent high-quality product and repeatable experience

Global Medical Market




(1)

Cannabis oils for European and Australian medical markets under Holigen brand

Consistent and standardized formulation will provide comfort to patients and doctors

APIs & Potential Product Development Partnerships

Pharma | Food & Beverage | Generics | Health & Wellness

GMP certification is required by pharmaceutical and consumer goods companies

Potential high value partner with large scale cannabis production plus integrated R&D and GMP facilities (2) in the EU (3)

1. *Product rendering.*
2. *Subject to receipt of GMP licenses.*
3. *Subject to the closing of the acquisition.*

Strategic Assets to Capture Global Opportunities



Canada Serves as R&D Hub with Purpose-Built Facilities
Targeted Annual Capacity: ~60,000 kgs
Portugal Serves as a Strategic Gateway into Europe (2)
Targeted Annual Capacity: ~500,000 kgs (2)
Australia Serves as a Strategic Gateway into Asia-Pacific (2)(3)
Aljustrel to Supply Australia (2)
Targeted Annual Capacity: ~1,000 kgs (2)
Potential Markets
Distribution within Flowr (1)
IP Sharing
Current Markets
Potential Future Markets
Not a Market for Flowr until Federally Legalized
Flowr Facilities
Holigen Facilities

1. Subject to closing of the Holigen Acquisition.
2. Subject to completion of construction and receipt of all required licenses and permits.
3. If and when regulations permit.

Experienced Management Team with Aligned Interests

THE flowr CORPORATION

Management



Vinay Tolia, CEO

- Co-founder of Bengal Capital Trading LLC, a Chicago-based options volatility hedge fund
- Early investor and advisor in numerous cannabis companies



Alex Dann, CFO

- Over 25 years of experience leading financial operations and strategic planning for multinational public corporations
- Previous CFO at Era Resources and Avion Gold Corporation



Pauric Duffy, Managing Director, Europe

- Founder and sole initial private investor in Holigen
- Significant experience in construction and life science



Peter Comerford, Managing Director, Australia

- CEO of Anspec, a medicinal cannabis wholesaler/distributor/service provider in Australia
- Significant experience in manufacturing & healthcare



Alexandre Jalleau, SVP Marketing

- Over 20 years of experience in marketing for various major CPG groups internationally
- Previous head of marketing for British American Tobacco and Japan Tobacco International

Board



Steve Klein, Chairman

- Co-founder and current CEO of Apple Core Holdings, a diversified investment company
- Former tax attorney at Skadden, Arps, Meagher and Flom LLP



Dr. J. André de Barros Teixeira, Executive Director

- Former President of Coca-Cola Russia/Ukraine/Belarus, VP of Innovation for Interbrew, VP of R&D International for Campbell Soup Co, Chief R&D and Quality Officer at Goodman Fielder



Don Duet, Independent Director

- Formerly led the Technology Division at Goldman Sachs
- Serves as a Senior Advisor to McKinsey & Company and as an Advisory Board Member to Centana Growth Partners



Karen Basian, Independent Director

- 25 years experience in the consumer products, financial services and technology sectors
- President of KB Capital Management as well as serves on the Board of Directors of goeasy where she chairs the HR and Compensation Committee



Dr. Lyle Oberg, Executive Director

- Flowr's Chief Medical & Policy Officer was formerly a medical doctor practicing in Alberta
- Former Minister of Finance for Alberta and a member of the provincial legislature from 1993 – 2008

Skin in the game

- Insiders, led by Steve Klein and Vinay Tolia, collectively own approximately 60% of the Company on a fully diluted basis prior to completion of the Offering and the Acquisition (not including equity incentives, such as options, warrants and restricted share units)

Capitalization

THE flowr CORPORATION

Current Capitalization Structure

Share Capital (million of Shares)	Current (Mar-19)	Adj. Offering	PF Offering	Adj. Holigen	PF Offering & Holigen
Common Shares	86.9	19.2 [1][2][3]	106.1	32.6 [7]	138.8
Pref. A Shares in Flowr ULC	44.1	(0.2) [2]	44.0	--	44.0
Stock Options	10.3	1.7 [4][5]	12.1	--	12.1
RSU's	--	0.4 [6]	0.4	--	0.4
Warrants	0.3	--	0.3	--	0.3
Fully diluted shares	**141.6**	**21.1**	**162.8**	**32.6**	**195.3**

Debt + Leases (CAD millions)	Current (Mar-19)	Adj. Offering	PF Offering	Adj. Holigen	PF Offering & Holigen
Current Portion of LT Debt	$0.3	--	$0.3	$0.0	$0.4
Long-term debt	$3.1	--	$3.1	$0.2	$3.3
Lease Obligations	$9.8	--	$9.8	$1.7 [8]	$11.5
Total Debt & Leases	**$13.3**	**--**	**$13.3**	**$1.9**	**$15.2**

Equity (CAD millions)	Current (Mar-19)	Adj. Offering	PF Offering	Adj. Holigen	PF Offering & Holigen
Share Capital	$70.7	$129.0 [1][2][3]	$199.7	$233.3 [7]	$433.0
Contributed surplus	($14.1)	$1.7 [4][5][6]	($12.4)	--	($12.4)
Deficit	($21.6)	--	($21.6)	--	($21.6)
Other comprehensive income	($0.1)	--	($0.1)	--	($0.1)
Non-controlling interests	$21.2	--	$21.2	--	$21.2
Total Equity	**$56.2**	**$130.6**	**$186.8**	**$233.3**	**$420.1**
Total Capitalization	**$69.4**	**$130.6**	**$200.1**	**$235.2**	**$435.3**

Use of Proceeds

	(C$mm)
Holigen Purchase Price (Cash Portion)	$8.2
Fees & Expenses Including Underwriting Fees (Offering & Acquisition)	$12.0
Flowr Canada Facilities CapEx	$54.0
Holigen Facilities CapEx (Portugal & Australia)	$42.0
General Corporate Purposes	$8.8
Total Proceeds from Offering	**$125.0**

Liquidity Summary

	(C$mm)
Cash and Cash Equivalents [9]	$16.3
Potential ATB Financial Credit Facilities [10]	$49.5
Total Liquidity	**$65.8**

1. *Pursuant to the closing of the May 2019 private placement, 2.1mm shares were issued for $13.5mm in gross proceeds.*
2. *A holder of Flowr ULC Pref. A Shares elected to convert 150,000 Pref. A shares into common shares at no cost.*
3. *An estimated 17.2mm common shares at an assumed price of $7.26 based on June 21, 2019 closing price, will be issued in connection with the Offering, with estimated net proceeds of $115.4mm after deducting the underwriting fees and expenses of the Offering.*
4. *Includes 1.7mm stock options granted to employees at an exercise price of $5.93 per common share.*
5. *75,000 stock options granted to an employee and directors.*
6. *372,250 RSUs granted to employees between April 24, 2019 and June 3, 2019.*
7. *32.6 mm common shares to be issued in connection with the acquisition of Holigen*
8. *Absorption of the Holigen accounts in the consolidated pro forma.*
9. *Cash and cash equivalents as at March 31, 2019; does not reflect any proceeds received from the non-brokered private placement of common shares completed May 10, 2019.*
10. *If provided, credit facilities to include accordion of up to C$70mm. The Company has received a non-binding loan commitment from ATB to provide the ATB Credit Facilities. Such financing arrangements are subject to finalization of terms and documentation and there can be no assurance that such facilities get finalized or become available.*

Why Flowr?



Expansive
Global Market



Cultivation Expertise Validated Through R&D Partnership with Cultivation Industry Leader



Facilities Designed to **Maximize Yield and Profitability**



Quality Products and Premium Brands Further Drive Profitability



Infrastructure to Execute **Global Strategy** (1)


flowr

Management Team with **Aligned Interests**

1. *Subject to closing of the Acquisition.*